UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)*

Under the Securities Exchange Act of 1934

STRATUS PROPERTIES INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

863167201

(CUSIP Number)

Carl E. Berg

10050 Bandley Drive

Cupertino, California 95014

(408) 725-0700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 20, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No. 863167201

1)	Name of Reporting Person Carl E. Berg
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3)	SEC Use Only
4)	Source of Funds PF
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐ Not Applicable
6)	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with:	7)	Sole Voting Power 1,405,000
	8)	Shared Voting Power 0
	9)	Sole Dispositive Power 1,405,000
	10)	Shared Dispositive Power 0
11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,405,000
12)	Check if the Aggregate Amount in Row (11) excludes certain shares ☐ (See Instructions) Not applicable
13)	Percent of Class Represented by Amount in Row (11) 17.5%
14)	Type of Reporting Person (See Instructions) IN

This Amendment No. 2 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on January 11, 2012, as amended by Amendment No. 1 to Schedule 13D filed on January 12, 2012 (this “Schedule 13D), with respect to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Stratus Properties Inc., a Delaware corporation (the “Company” or “Issuer”).

Item 1.	Security and Issuer

Item 1 is amended by deleting the last sentence.

Item 2.	Identity and Background

Item 2 is amended by replacing the sentence:

Mr. Berg is the chairman of the board and chief executive officer of Mission West Properties, Inc., a real estate investment trust whose principal executive offices are located at 10050 Bandley Drive, Cupertino, CA 95014.

with:

Mr. Berg is a managing member of Berg & Berg Enterprises, LLC whose principal business is private investing. The address of Berg & Berg Enterprises, LLC is 10050 Bandley Drive, Cupertino, CA 95014.

Item 4.	Purpose of Transaction.

Item 4 is amended and supplemented to add the following information:

In furtherance of his discussions with management, the board of directors, and other shareholders of the Issuer, Mr. Berg sent a letter to the board of directors of the Issuer on or about February 20, 2015, a copy of which is attached hereto as Exhibit 1 and incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is amended by replacing the information contained therein with the following:

Mr. Berg is the beneficial owner of 1,405,000 shares of the Company’s Common Stock, representing approximately 17.5% of the outstanding shares of the Company’s Common Stock, based on 8,038,353 shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 13, 2014.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1         Letter to Board of Directors

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 26, 2015

/s/ Carl E.Berg Carl E. Berg